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STEPHEN FERRARA stephen.ferrara@dechert.com +1 617 728 7147 Direct +1 617 275 8405 Fax

June 16, 2017

VIA EDGAR CORRESPONDENCE

Ms. Angela Mokodean

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”)

Combined Information Statement/Prospectus on Form N-14

SEC File No. 333-218171

Dear Ms. Mokodean:

This letter responds to the comments you provided to Hilary Bonaccorsi of Dechert LLP and me in a telephonic discussion on June 8, 2017 with respect to your review of the combined information statement/prospectus filed with the Securities and Exchange Commission (“SEC”) on May 22, 2017 on Form N-14 (the “Combined Information Statement/Prospectus”), which relates to the proposed reorganization of the Goldman Sachs Focused Growth Fund (the “Acquired Fund”) with and into the Goldman Sachs Concentrated Growth Fund (the “Surviving Fund,” and together with the Acquired Fund, the “Funds”) (the “Reorganization”). We have reproduced your comments below, followed by the Registrant’s responses. Undefined capitalized terms used below have the same meanings attributed to such terms in the Combined Information Statement/Prospectus.

Information Statement/Prospectus (Part A)

Comment 1. The “How will the Reorganization affect me?” section states that “Under the terms of the Plan, the Acquired Fund will transfer substantially all of its assets to the Surviving Fund and the Surviving Fund will assume all of the liabilities of the Acquired Fund.” Please explain supplementally whether there will be any pre-merger liquidations of non-conforming or non-eligible assets of the Acquired Fund and, if so, whether there will be tax consequences to Acquired Fund shareholders as a result of such liquidations. To the extent there will be tax consequences, please disclose those tax consequences.

Ms. Angela Mokodean June 16, 2017 Page 2

Response 1. The Registrant notes that in response to Comment 24 below, all references to “substantially” in the context of the asset transfer have been removed. With respect to the tax consequences of any pre-merger liquidations of non-conforming or non-eligible assets of the Acquired Fund, the Registrant notes that it is currently expected that a portion of the Acquired Fund’s portfolio assets (approximately 36%) will be sold prior to the consummation of the Reorganization, which may result in the Acquired Fund realizing capital gains. It is currently estimated that the Acquired Fund will be required to distribute to its shareholders approximately $38,289 (approximately $0.0354 per share), although the actual amount of such distribution could be higher or lower depending on the market conditions and on transactions entered into by the Acquired Fund prior to the Closing Date. The Registrant notes that the percentage of the Acquired Fund’s portfolio assets that will be sold prior to consummation of the Reorganization and the estimated amount that the Acquired Fund will be required to distribute to its shareholders is currently disclosed in the “What are the Federal income and other tax consequences of the Reorganization?” section and in the “Fund Securities and Portfolio Repositioning” section of the Combined Information Statement/Prospectus. However, the Registrant has added the above-referenced disclosure to the “How will the Reorganization affect me?” section as the Registrant believes that including the disclosure in that section is beneficial to shareholders.

Prospectus

Comment 2. The “How will the Reorganization affect the fees to be paid by the Surviving Fund, and how do they compare with the fees paid by the Acquired Fund?” section states that “shareholders of the Acquired Fund are expected to pay the same management fee upon consummation of the Reorganization.” Please clarify that shareholders of the Acquired Fund are expected to pay the same management fee for only as long as the current fee waiver remains in place, after which time the management fee may increase.

Response 2. The Registrant has revised the disclosure accordingly.

Comment 3. The “Why did the Board approve the Reorganization?” section states that “[t]he Reorganization is preferable to liquidating the Acquired Fund, which may be treated as a taxable event . . . .” The SEC Staff (the “Staff”) notes that, to the extent pre-merger liquidations of non-conforming or non-eligible assets of the Acquired Fund occur, such transactions may also be taxable events to shareholders. Please clarify this disclosure.

Ms. Angela Mokodean June 16, 2017 Page 3

Response 3. As noted in response to Comment 1, the Registrant confirms that it is currently expected that a portion of the Acquired Fund’s portfolio assets (approximately 36%) will be sold prior to the consummation of the Reorganization, which may result in the Acquired Fund realizing capital gains. The Registrant has reviewed the taxable event disclosure in light of the expected portfolio repositioning (and its expected tax consequences to shareholders) and has removed the taxable event references.

Comment 4. The “Why did the Board approve the Reorganization?” section and the paragraph immediately following the chart in the “Comparison of the Acquired Fund with the Surviving Fund” section each state that “[a]lthough each Fund may invest up to 25% of its total assets in foreign securities, the Surviving Fund may invest 10% of its total assets in emerging country securities, whereas the Acquired Fund may invest 25% of its total assets in such securities.” The chart in the “Comparison of the Acquired Fund with the Surviving Fund” does not disclose this difference between the Funds. Please reconcile the disclosure.

Response 4. The Registrant has revised the disclosure accordingly.

Comment 5. The table in the “The Funds’ Fees and Expenses” section shows the Funds’ fees and expenses as of August 31, 2016. Item 3 of Form N-14 requires the inclusion of a “table showing the current fees for the registrant and the company being acquired . . . .” Please confirm that the fees and expenses shown for each Fund in the table are “current” as required by Item 3 of Form N-14.

Response 5. The Registrant hereby confirms that the fees and expenses shown in the table in “The Funds’ Fees and Expenses” section are current.

Comment 6. In the introductory paragraph in “The Funds’ Fees and Expenses” section, please add a cross-reference to “Appendix C—Additional Information About Sales Charge Variations, Waivers and Discounts” consistent with the Staff’s recent guidance (“Mutual Fund Fee Structures” IM Guidance Update (2016-06)).

Response 6. The Registrant has revised the disclosure accordingly.

Comment 7. Please confirm that the Funds’ investments in other registered investment companies, exchange-traded funds and other pooled investment vehicles will not result in the Funds’ acquired fund fees and expenses (“AFFE”) exceeding 1 bps.

Ms. Angela Mokodean June 16, 2017 Page 4

Response 7. The Registrant so confirms that AFFE for each Fund do not exceed the threshold under Instruction 3(f)(i) of Item 3 of Form N-1A.

Comment 8. In “The Funds’ Fees and Expenses” section, footnote 3 explains that the Investment Adviser has agreed to certain fee waiver and expense limitation arrangements that will remain in effect through at least April 28, 2018. When responding to Item 3 of Form N-1A, registrants may only disclose expense reimbursement or fee waiver arrangements that will reduce any fund operating expenses for no less than one year from the effective date of the registration statement. Please remove footnote 3 with respect to the Surviving Fund as the termination date of the fee waiver and expense limitations that is currently disclosed is less than one year from the anticipated effective date of the Surviving Fund’s Information Statement/Prospectus.

Response 8. The Registrant has revised this disclosure to indicate that the fee waiver and expense limitation arrangements discussed in footnote 3 will remain in effect through at least December 31, 2018.

Comment 9. Please confirm that, with respect to any fee waiver and expense limitation arrangements described in footnote 3 to the table in “The Funds’ Fees and Expenses” section, the Investment Adviser will not be entitled to recoup any amounts waived or reimbursed pursuant to the arrangements.

Response 9. The Registrant hereby confirms that, with respect to any fee waiver and expense limitation arrangements described in the footnotes to the “Annual Fund Operating Expenses” table, the Investment Adviser will not be entitled to recoup any amounts waived pursuant to the arrangements.

Comment 10. With respect to the “Expense Example” section, the Staff notes that per Instruction 4(a) to Item 3 of Form N-1A, an adjustment may be made to reflect any expense reimbursement or fee waiver arrangements that will reduce any Fund operations only when such arrangements are in place for no less than one year from the effective date of a fund’s registration statement. Please update the “Expense Example” accordingly.

Ms. Angela Mokodean June 16, 2017 Page 5

Response 10. As noted in the response to Comment 8 above, as revised by the Registrant, each fee waiver and expense limitation arrangement described in footnote 3 to the table in “The Funds’ Fees and Expenses” section will remain in effect for at least a year and, accordingly, are properly reflected in the “Expense Example” section.

Comment 11. In the “Expense Example” section, please revise the 10 Year example for Institutional Class shares of the Focused Growth Fund to show that the value is $2,144, not $2,114.

Response 11. The Registrant has reviewed the figure and revised the disclosure accordingly.

Comment 12. In the “Expense Example” section, the Staff notes that each of the values shown for the “Combined Fund—Pro Forma” for the 1-, 3-, 5- and 10-year periods are $1 greater than those produced by the Staff. Please review the calculations and supplementally confirm their accuracy.

Response 12. The Registrant has reviewed the calculations and can confirm that the values included in the Combined Information Statement/Prospectus are accurate. The Registrant believes the discrepancy between its own values and those produced by the Staff is the result of the Registrant’s approach to rounding figures to the larger dollar figure as a conservative approach.

Comment 13. The footnotes to the Average Annual Total Return Tables shown in “The Funds’ Past Performance” section state that prior to the date on which Class R6 Shares commenced operations, the performance of Class R6 Shares is that of Institutional Shares. However, the performance for Class IR and Class R Shares is only shown for the length of time those share classes have been in existence. Please explain supplementally why the performance period is extended for Class R6 Shares but not for Class IR or Class R Shares of the Funds.

Response 13. As of the inception date of Class IR Shares and Class R Shares of each Fund, GSAM did not have the capability to calculate blended performance returns (i.e., performance returns that take into account the performance of a different share class prior to the inception of the more recently launched share class). As of the inception date of Class R6 Shares of the Funds, GSAM did have the capability to calculate blended returns. Because GSAM had the ability to calculate blended returns as of the inception date of Class R6 Shares, blended performance figures that use the performance of Institutional Shares prior to the inception date of Class R6 Shares are shown for Class R6 shares. Because blended returns for Class IR and Class R Shares were not previously shown, the Registrant has not reported blended returns for Class IR and Class R Shares once it had the capability to calculate such returns.

Ms. Angela Mokodean June 16, 2017 Page 6

Comment 14. With respect to the “Reasons for Reorganization and Board Considerations” section, are there other reasons for the Reorganization such as eliminating duplicative products, less shareholder interest in the Focused Growth Fund, any significant redemptions, etc.? If so, please update the disclosure accordingly.

Response 14. The Registrant respectfully notes that the disclosure currently indicates that the Board of Trustees considered that the Reorganization “may provide enhanced opportunities to realize greater efficiencies in the form of lower total operating expenses over time and also would enable the combined Fund to be better positioned for asset growth” and that the Reorganization was a preferred alternative to liquidating the Acquired Fund. Accordingly, the Registrant believes the existing disclosure is sufficient and has not made any changes in response to this comment.

Comment 15. The “Reasons for the Reorganization and Board Considerations” section states that “[o]n April 18-19, 2017, the Board, including a majority of the Independent Trustees, voted to approve the Reorganization.” Please confirm supplementally that the Board voted unanimously to approve the Reorganization. To the extent the vote was not unanimous, please explain why certain Trustees voted against the Reorganization.

Response 15. The Registrant confirms that the Board of Trustees unanimously approved the Reorganization.

Comment 16. The “Reasons for the Reorganization and Board Considerations” section states that “[f]or the fiscal year ended August 31, 2016, the Acquired Fund’s effective net management fee rate was 0.78% and the Surviving Fund’s effective net management rate was 0.76%.” The Staff notes that the Acquired Fund’s effective net management fee rate should be 0.76% and the Surviving Fund’s effective net management rate should be 0.78%. Please reconcile.

Response 16. The Registrant has revised the disclosure accordingly.

Ms. Angela Mokodean June 16, 2017 Page 7

Comment 17. The “Reasons for the Reorganization and Board Considerations” section states that “[t]he Reorganization is expected to result in net expense ratios that are the same or lower than the current net expense ratios for each class of the Acquired Fund.” The Staff notes that based on the fee and expense tables that begin on page 5 of the Combined Information Statement/Prospectus, it appears that the gross expense ratios of the Surviving Fund will increase after the Reorganization. Please disclose the Board’s consideration of the increase in the Surviving Fund’s gross expense ratios and why the Board is comfortable with the increase.

Response 17. The Registrant notes that, in considering the Reorganization, the Board of Trustees focused on the net expense ratios given the current fee waiver and expense limitation arrangements in place, which are currently expected to continue in the future, and also considered the Investment Adviser’s general approach in regards to these fee waiver and expense limitation arrangements. Accordingly, the Registrant has not made any revisions to the disclosure in light of this comment.

Comment 18. In the “Capitalization” section, please add a footnote to the “Adjustments” column of the table to describe the adjustments being made to the “Shares Outstanding” section of the table.

Response 18. The Registrant has added a footnote to the table which states, “Adjustment to reflect reduction of shares based on Goldman Sachs Concentrated Growth Fund net asset values.”

Comment 19. In the “Non-Fundamental Investment Policies” section, please revise the formatting to make clear that the policies listed are non-fundamental investment policies of both Funds.

Response 19. The Registrant has revised the disclosure accordingly.

Comment 20. The “Investment Securities” table in the “Other Investment Practices and Securities” section shows that the Funds invest in American, European and Global Depositary Receipts. Page B-4 of Exhibit B to the Combined Information Statement/Prospectus states that “[i]nvestments in foreign securities may take the form of sponsored and unsponsored American Depository Receipts (“ADRs”) and Global Depository Receipts (“GDRs”)” and that “[t]he Funds may also invest in European Depositary Receipts (“EDRs”) or other similar instruments representing securities of foreign issuers.” Please confirm whether the Funds’ investments in ADRs, GDRs and EDRs are treated as investments in foreign

Ms. Angela Mokodean June 16, 2017 Page 8

securities. If they are, please add an asterisk to the “American, European and Global Depositary Receipts” line in the “Investment Securities” table and a corresponding footnote to explain that investments in these instruments are limited by the amount the Fund invests in foreign securities and emerging market securities, where relevant.

Response 20. Registrant confirms that the Funds’ investments in ADRs, GDRs and EDRs are treated as investments in foreign securities and has revised the disclosure accordingly.

Comment 21. Footnote 6 to the “Investment Securities” table states that “[t]he Funds may each invest in the aggregate up to 25% of their total assets in foreign securities, including emerging country securities.” The “Emerging Country Securities” line in the “Investment Securities” table shows that the Acquired Fund may invest up to 25% of its total assets in emerging country securities, whereas the Surviving Fund may only invest up to 10% of its total assets in emerging country securities. Please revise footnote 6 as it currently implies that both Funds can invest up to 25% of their total assets in emerging country securities.

Response 21. The Registrant has revised the disclosure accordingly.

Comment 22. In the “Investment Adviser” section, please revise the disclosure to include GSAM’s address per Item 10(a)(1)(i) of Form N-1A and Item 5(a) of Form N-14.

Response 22. The Registrant has revised the disclosure accordingly.

Comment 23. The “Experts” section states that “[t]he financial highlights and financial statements of the Acquired Fund for the past three fiscal years are incorporated by reference into this Combined Information Statement/Prospectus.” Only one year of financial statements are incorporated by reference in the Statement of Additional Information (“SAI”). Please reconcile your statement in the Combined Information Statement/Prospectus with the documents that are incorporated by reference in the SAI.

Ms. Angela Mokodean June 16, 2017 Page 9

Response 23. The Registrant has reviewed the referenced disclosure and has also reviewed Items 5 and 8 of Form N-14. The Registrant notes that Item 5(a) of Form N-14 requires the financial highlights information from Item 13 of Form N-1A of the Surviving Fund be included in the Combined Information Statement/Prospectus, and the Registrant has revised the “Experts” section consistent with this requirement and consistent with the requirements of Item 8(b) of Form N-14. Additionally, with respect to the SAI, the Registrant also notes that it satisfied the financial statements requirement of Item 14 of Form N-14 by incorporating by reference the most recent annual (and semi-annual) reports for the Funds into the SAI, and included those reports as exhibits to the SAI per General Instruction G.

Exhibit A to the Combined Information Statement/Prospectus

Comment 24. The Staff notes that various sections of the documents state that the Acquired Fund will transfer “substantially all” of its assets and liabilities in exchange for shares of the Surviving Fund. Section 1.2 of the Agreement and Plan of Reorganization (the “Plan”) states that “[t]he assets of the Acquired Fund to be acquired by the surviving Fund shall consist of “all” assets and property . . . .” Please reconcile the disclosure in the Combined Information Statement/Prospectus with Section 1.2 of the Plan or identify the provision in the Plan that allows for only “substantially all” of the Acquired Fund’s assets to be transferred in exchange for shares of the Surviving Fund.

Response 24. The Registrant notes that the Acquired Fund will transfer all of its assets and liabilities in exchange for shares of the Surviving Fund and has revised the relevant disclosure in the various sections of the document accordingly.

Exhibit B to the Combined Information Statement/Prospectus

Comment 25. In the “Sell Discipline” section, the Staff notes that there may be a minor typo in the section related to “Misallocation of Capital.” Please revise the disclosure.

Response 25. The Registrant has revised the disclosure accordingly.

Ms. Angela Mokodean June 16, 2017 Page 10

Comment 26. The “Temporary Investment Risks” section states that the Fund may invest up to 100% of its total assets in certain instruments for temporary defensive purposes. For consistency with Instruction 6 to Item 9 of Form N-1A and Item 5(a) of Form N-14, please clarify the circumstances in which the Fund may take temporary defensive positions, for example, in attempting to respond to adverse market, economic, political or other conditions.

Response 26. The Registrant respectfully notes that a number of other Goldman Sachs Funds have similar disclosure related to Temporary Investment Risks. In order to avoid the potential for any confusion, the Registrant respectfully declines to incorporate this comment at this time. However, the Registrant (on behalf of the Goldman Sachs Funds) will consider revising this disclosure in future annual update cycles in order to further clarify the circumstances in which the Goldman Sachs Funds may take temporary defensive positions.

Comment 27. The “Options on Securities, Securities Indices and Foreign Currencies” section should say “exchanges or over the counter” and not “exchanges over the counter.” Please revise.

Response 27. The Registrant has revised the disclosure accordingly.

Comment 28. The “Lending of Portfolio Securities” section states that the Fund may “experience delay in the recovery of its securities . . . .” Please consider disclosing the potential effects of a delay, such as the potential impact on voting rights.

Response 28. The Registrant respectfully notes that a number of other Goldman Sachs Funds have similar disclosure related to Lending of Portfolio Securities. In order to avoid the potential for any confusion, the Registrant respectfully declines to incorporate this comment at this time. However, the Registrant (on behalf of the Goldman Sachs Funds) will consider revising this disclosure in future annual update cycles in order to further clarify the potential effects of such a delay in the recovery of its securities.

Comment 29. The “Borrowings” section states that “[t]he Fund can borrow money from banks and other financial institutions in amounts not exceeding one-third of its total assets (including the amount borrowed) for temporary or emergency purposes.” The sources of borrowings listed here appear to be more limited than those listed in the “Fundamental Investment Policies” section in the Combined Information Statement/Prospectus. Please explain supplementally which statement is more accurate.

Ms. Angela Mokodean June 16, 2017 Page 11

Response 29. The Registrant has reviewed the above-referenced disclosure and confirms that the disclosure in the “Borrowings” section is more specific than the disclosure in the “Fundamental Investment Policies” section, but that both statements are accurate. The Funds’ policy on “Borrowings” that appears in the “Fundamental Investment Policies” section of the Combined Information Statement/Prospectus is more general than the disclosure that appears in the “Borrowings” section in “Appendix B.” The fundamental investment policies are those policies of the Funds that may not be changed without the affirmative vote of a “majority of outstanding voting securities” (as defined in the Investment Company Act of 1940, as amended) of the Funds. The “Borrowings” disclosure that appears in “Appendix B” identifies the Funds’ current approach to Borrowings. The Registrant confirms that the Funds’ current approach to borrowings is consistent with the Funds’ fundamental investment policy with respect to borrowings and that, as a result, both statements are accurate.

Comment 30. The “Asset Segregation” section of Exhibit B refers to the use of offsetting positions for certain derivative instruments, though the Staff has not authorized offsetting for all such instruments. Please revise the disclosure

Response 30. The Registrant respectfully notes that the Surviving Fund does not currently invest in derivative instruments and does not expect to do so in the foreseeable future. The Registrant further notes that a number of other Goldman Sachs Funds have similar disclosure related to asset segregation and the Registrant is currently reviewing its approach to this disclosure in connection with a broader review of derivatives disclosure. Accordingly, in order to avoid the potential for any confusion, the Registrant respectfully declines to incorporate this comment at this time and will incorporate any changes to this disclosure resulting from its broader review of derivatives disclosure in future filings.

Comment 31. In the “Asset Segregation” section of Exhibit B, please explain the legal basis for inclusion of options in the statement regarding marked-to-market obligations for cash-settled instruments.

Response 31. Please see Response 30, above.

Ms. Angela Mokodean June 16, 2017 Page 12

Comment 32. Please confirm supplementally that the Fund will segregate liquid assets in an amount equal to the notional exposure in the case of cash-settled credit default swaps where the Fund is the protection seller.

Response 32. Please see Response 30, above.

Comment 33. The “Asset Segregation” section of Exhibit B states that “[i]nstruments that do not cash settle may be treated as cash settled for asset segregation purposes when the Fund has entered into a contractual arrangement with a third party futures commission merchant or other counterparty to off-set the Fund’s exposure under the contract and, failing that, to assign its delivery obligation under the contract to the counterparty.” Please clarify whether this position is only related to physically-settled futures and forwards. If taking this position with respect to other physically-settled instruments, please clarify what those are and the legal basis for the Fund’s approach.

Response 33. Please see Response 30, above.

Exhibit C to the Combined Information Statement/Prospectus

Comment 34. The footnote to the table in the “What Is My Minimum Investment In The Funds?” section states that “[a] maximum purchase limitation of $1,000.000 in the aggregate normally applies to purchases of Class C Shares across all Goldman Sachs Funds.” Please revise the disclosure to state the correct value, which is likely either “$1,000,000” or “$1,000.00.”

Response 34. The Registrant has revised the disclosure to indicate the correct value of “$1,000,000.”

Comment 35. In the “How Are Shares Priced?” section, there is a note that states that to learn whether a Fund is open for business, shareholders can “call the appropriate number located on the back cover of the Prospectus.” The Staff notes that no phone numbers are located on the back cover of the Combined Information Statement/Prospectus. Please clarify where the numbers are located.

Response 35. The Registrant has revised the disclosure accordingly.

Ms. Angela Mokodean June 16, 2017 Page 13

Comment 36. With respect to “Appendix C—Additional Information About Sales Charge Variations, Waivers and Discounts,” please confirm that Merrill Lynch is the only Intermediary currently imposing different sales charges, waivers and discounts and, if so, please revise the following sentence to directly refer to Merrill Lynch: “Intermediaries may impose different sales charges and have unique policies and procedures regarding the availability of sales charge waivers and/or discounts (including based on account type), which differ from those described in the Prospectus and are disclosed below.”

Response 36. The Registrant respectfully submits that the current disclosure in “Appendix C—Additional Information About Sales Charge Variations, Waivers and Discounts,” of the Combined Information Statement/Prospectus is identical to disclosure that was previously reviewed by the Staff in connection with Post-Effective Amendment Nos. (“PEAs”) 593 and 594. The Staff granted template filing relief under rule 485(b)(1)(vii) of the Securities Act of 1933 on April 6, 2017, permitting the Registrant to incorporate the “Appendix C—Additional Information About Sales Charge Variations, Waivers and Discounts,” disclosure from PEAs 593 and 594 into the prospectuses for all series that currently offer Class A and/or Class C Shares, including the Funds. Accordingly, the Registrant respectfully declines to modify its disclosure in this regard.

Comment 37. In “Appendix C—Additional Information About Sales Charge Variations, Waivers and Discounts,” please remove the sentence that states, “[f]or waivers and discounts not available through a particular Intermediary, shareholders will have to purchase shares directly from a Fund or through another Intermediary to receive these waivers or discounts.” The Combined Information Statement/Prospectus should directly identify those Intermediaries that offer waivers or discounts.

Response 37. Please see Response 36, above.

Ms. Angela Mokodean June 16, 2017 Page 14

Comment 38. In “Appendix C—Additional Information About Sales Charge Variations, Waivers and Discounts,” please remove the sentence that states, “[t]he information provided below for a particular Intermediary is reproduced based on information provided by that Intermediary. An Intermediary’s administration and implementation of its particular policies with respect to any variations, waivers and/or discounts is neither supervised nor verified by the Funds, the Investment Adviser or the Distributor.” The Staff notes that the Funds cannot disclaim disclosure nor suggest who has the authority to make prospectus disclosures.

Response 38. Please see Response 36, above.

Comment 39. The term “fund family” is used throughout “Appendix C—Additional Information About Sales Charge Variations, Waivers and Discounts.” Please clarify the meaning of the term “fund family” and disclose which funds are part of the Goldman Sachs fund family.

Response 39. Please see Response 36, above.

SAI (Part B)

Comment 40. The Staff notes that various sections of the documents state that the Acquired Fund will transfer “substantially all” of its assets and liabilities in exchange for shares of the Surviving Fund. However, the “Introduction” states that the Acquired Fund will transfer “substantially all” of its assets in connection with the Reorganization, but it also notes that the Acquired Fund will transfer “all” of its assets to the Surviving Fund. Please reconcile.

Response 40. The Registrant notes that in response to Comment 24 above, all references to “substantially” in the context of the asset transfer have been removed.

Comment 41. In the “Pro Forma Financial Statements” section, please include a discussion of the portfolio repositioning. For example, please provide details of the securities, industries and/or sectors that will be sold or retained by the Acquired Fund in anticipation of the Reorganization.

Response 41. The Registrant has revised the disclosure accordingly.

Ms. Angela Mokodean June 16, 2017 Page 15

Comment 42. In the “Pro Forma Financial Statements” section, please state that the Surviving Fund will be the accounting survivor for financial accounting purposes.

Response 42. The Registrant has revised the disclosure accordingly.

Comment 43. In the “Pro Forma Financial Statements” section, please provide a general description of the tax consequences of the Reorganization, including the use of any capital loss tax carryforwards.

Response 43. The Registrant has revised the disclosure accordingly.

Comment 44. In the last sentence of the third paragraph in the “Pro Forma Financial Statements” section, there appear to be inconsistencies between the introductory clause and the remainder of the sentence. Please clarify.

Response 44. The Registrant has revised the disclosure accordingly.

Other

Comment 45. With respect to the legality of shares opinion, please file an updated opinion that deletes the qualifier that counsel is not admitted in the relevant jurisdiction. In this regard, please see Division of Corporation Finance Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, dated October 14, 2011.

Response 45. The Registrant has revised the disclosure accordingly.

* * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7147 if you wish to discuss this correspondence further.

Sincerely,

/s/ Stephen Ferrara Stephen Ferrara

cc: Joseph McClain, Goldman Sachs & Co. LLC